NO ACT

PE 1-25-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005743

February 16, 2011

Stacy S. Ingram
Assistant Secretary & Senior Counsel –
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-16-2011

Re: The Home Depot, Inc.
Incoming letter dated January 25, 2011

Dear Ms. Ingram:

This is in response to your letter dated January 25, 2011 concerning the shareholder proposal submitted to Home Depot by Mike Bankston. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Mike Bankston

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 25, 2011

The proposal relates to contributions.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Home Depot's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

January 25, 2011

Stacy S. Ingram
Senior Counsel – Corporate and Securities Practice Group

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc.
Shareholder Proposal Submitted by Mike Bankston
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the intention of The Home Depot, Inc. (the "Company") to exclude from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") received from Mr. Mike Bankston (the "Proponent"). In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from its 2011 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission prior to 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission (on or about April 15, 2011); and

- concurrently sent a copy of this letter via facsimile to the Proponent as notice of the Company's intent to exclude the Proposal from the 2011 Proxy Materials.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.


USA

THE PROPOSAL

The Proposal states as follows:

> I would like to make a shareholder proposal for next years proxy. My proposal is that Home Depot develop a policy not to contribute any funding or support in any way to any activity, advertisement, or request for sponsorship to anything that promotes, supports, or endorses homosexuality, lesbianism, same sex marriages, or gay rights.
>
> I believe Home Depot should promote itself as a family oriented business and support such. I appreciate this opportunity to submit this proposal. I would assume I will be notified in some way whether or not my proposal will appear in next years proxy.

A copy of the correspondence from the Proponent containing the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company respectfully requests the Staff to concur in its view that the Proposal may be excluded from the Company's 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership and a written statement of intent to hold the requisite amount of Company shares through the date of the Company's 2011 Annual Meeting in response to the Company's timely request for the information and written statement.

ANALYSIS

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submitted the proposal and that the proponent must continue to hold such securities through the date of the meeting. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") provides that when "the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company." Under Rule 14a-8(b)(2), a proponent must submit to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proponent submitted the proposal, the proponent continuously held the securities for at least one year. A proponent must also include his or her own written statement that the proponent intends to continue to hold the shares through the date of the meeting of the shareholders. Rule 14a-8(f) states that the company may exclude the proponent's proposal if the company has notified the proponent of any deficiency and of the time frame for responding to remedy the deficiency (*i.e.*, 14 calendar days following receipt) and the proponent fails to correct such deficiency within such 14-day period.

The correspondence from the Proponent containing the Proposal, dated December 2, 2010, was received by the Company via regular U.S. mail between December 7, 2010 and December 8, 2010. The Proponent did not include with the Proposal any evidence or other documentation to prove his eligibility to submit a proposal pursuant to Rule 14a-8 or his intention to continue to hold the shares through the date of the Company's 2011 Annual Meeting. In fact, the Proponent does not even state that he is a shareholder of the Company. According to the Company's records, the Proponent is not a record owner of the Company's common stock.

In accordance with Rule 14a-8(f), on December 17, 2010, the Company sent by overnight mail a letter to the Proponent requesting that the Proponent provide proof of eligibility pursuant to Rule 14a-8 (the "Notification Letter"). A copy of the Notification Letter is attached as Exhibit B. A copy of Rule 14a-8 was also provided to the Proponent with the Notification Letter. In the Notification Letter, the Company specifically informed the Proponent that he is required to submit "a written statement from the 'record' holder of the securities (usually a broker or bank) verifying that, at the time the [P]roposal was submitted, [the Proponent] continuously held at least $2,000 in market value of the Company's securities for at least one year" and that such proof of ownership is required within 14 calendar days of the Proponent's receipt of the Notification Letter. The Notification Letter also informed the Proponent that he is required to submit a written statement that he intends to continue to hold the shares through the date of the Company's 2011 Annual Meeting.

The Company confirmed, through the UPS tracking system, that the Proponent received the Notification Letter on December 22, 2010. A copy of the UPS receipt confirmation is attached as Exhibit C. After receipt of the Notification Letter, the Proponent had 14 calendar days (or until January 5, 2011) to respond. The 14-day period within which the Proponent needed to respond to the Notification Letter and provide the information required under Rule 14a-8(b) lapsed. As of the date of this letter, the Company has not received any additional correspondence from the Proponent.

The Proponent has failed to satisfy the requirements of Rule 14a-8(b) because he has provided neither the required proof of ownership to establish the eligibility requirements of Rule 14a-8(b)(1) nor a written statement of his intention to continue to hold Company shares through the date of the 2011 Annual Meeting as required by Rule 14a-8(b)(2). Moreover, the Company has complied with its obligations under Rule 14a-8(f). The Company timely delivered the Notification Letter to the Proponent within 14 days of its receipt of the Proposal, and the Notification Letter clearly stated the beneficial ownership requirements under Rule 14a-8(b), the type of documentation necessary to demonstrate compliance with such requirements and the deadline within which the Proponent needed to provide such proof.

When a company has complied with its obligations under Rule 14a-8(f), the Staff has consistently granted no-action relief where a proponent has failed to provide such proof of ownership or written statement within 14 calendar days of receipt of a request from the company. See, *e.g.*, *Verizon Communications Inc.* (January 6, 2011), *Fastenal Co.* (January 4, 2011), *General Electric Co.* (December 28, 2010), *Union Pacific Corp.* (March 5, 2010), *Frontier Communications Corp.* (January 26, 2010) and *General Motors Corp.* (February 19, 2008).

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14 day period, the Staff has only done so if there were deficiencies in a company's notification letter. See, *e.g.*, *JPMorgan Chase & Co.* (March 7, 2008) (the proponent represented it did not receive the deficiency notice), *LNB Bancorp, Inc.* (December 28, 2007) (the company failed to inform the proponent of what would constitute appropriate documentation) and *AT&T Inc.* (February 16, 2007) (the Staff noted that the company may have addressed its deficiency notice to an incorrect address). The Company believes an extension of the 14-day period is unwarranted in this case as the Notification Letter fully complied with the requirements of Rule 14a-8 and the standards set forth in SLB 14.

CONCLUSION

Based on the foregoing analysis, the Company believes that it may omit the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(b)(2), and the Company respectfully requests the Staff to confirm to the Company that it will not recommend any enforcement action if the Company omits the Proposal from such proxy materials.

To facilitate transmission of the Staff's response to this request, my email address is stacy_ingram@homedepot.com and my facsimile number is (770) 384-5842 and the Proponent's contact information is Mike Bankston at ***FISMA & OMB Memorandum M-07-16*** If we can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (770) 384-2858. Thank you for your consideration of this request.

Very truly yours,



Stacy S. Ingram
Assistant Secretary & Senior Counsel -
Corporate and Securities Practice Group
The Home Depot, Inc.

cc: Mr. Mike Bankston

Exhibit A

The Proposal

December 2, 2010

Tammy D. Wilder
Investor Relations Coordinator
The Home Depot SSC
2455 Paces Ferry Road
Atlanta, Georgia 30339

Dear Ms. Wilder:

I would like to make a shareholder proposal for next years proxy. My proposal is that Home Depot develop a policy not to contribute any funding or support in any way to any activity, advertisement, or request for sponsorship to anything that promotes, supports, or endorses homosexuality, lesbianism, same sex marriages, or gay rights.

I believe Home Depot should promote itself as a family oriented business and support such. I appreciate this opportunity to submit this proposal. I would assume I will be notified in some way whether or not my proposal will appear in next years proxy.

Sincerely,

Mike Bankston


FISMA & OMB Memorandum M-07-16

Exhibit B

Notification Letter



2455 Paces Ferry Rd. • Atlanta, GA 30339

Stacy S. Ingram
Senior Counsel – Corporate and Securities
(770)384-2858 • Fax: (770) 384-5842

December 17, 2010

<u>BY OVERNIGHT MAIL</u>

Mr. Mike Bankston

FISMA & OMB Memorandum M-07-16

Dear Mr. Bankston:

I am writing in response to your letter dated December 2, 2010, addressed to Ms. Tammy Wilder of The Home Depot, Inc. (the "Company"), regarding your shareholder proposal related to the Company's spending policy.

The Securities and Exchange Commission ("SEC") has a number of requirements that shareholders must follow to submit a shareholder proposal. These requirements are set forth in Rule 14a-8 under the Securities Exchange Act of 1934, a copy of which is attached for your reference and outlined below for your convenience.

In order to be eligible to submit a proposal, a shareholder must provide proof of ownership under the SEC's rule. Rule 14a-8(b) requires that the shareholder must submit to the Company a written statement from the "record" holder of the securities (usually a broker or bank that holds the shares on the shareholder's behalf) verifying that, at the time the shareholder submitted the proposal, he or she continuously held at least $2,000 in market value of the Company's securities for at least one year. The shareholder must also provide a written statement to the Company that he or she intends to continue owning these shares through the date of the Company's 2011 Annual Meeting. As required by the SEC's rule, to satisfy the ownership requirements, **the requisite proof of ownership and written statement must be sent to the Company within *14 calendar days* of receiving this letter**. The ownership documentation and written statement may be sent to my attention by fax at (770) 384-5842.

Under Rule 14a-8, the Company has the right to submit a request to the SEC for permission to exclude any proposal from the Company's proxy materials if the shareholder does not provide the ownership documentation and written statement within the 14-day period referenced above. Even if the shareholder does provide these materials, the Company maintains the right to submit a request to exclude the proposal on certain other grounds outlined in Rule 14a-8(i). If such a request is submitted, we would simultaneously provide a copy of the request to the shareholder.


USA
Proud Sponsor

If the SEC does not grant a request to exclude a proposal, and the shareholder does not otherwise withdraw the proposal, the text of the proposal submitted to the Company, along with the shareholder's name and address and the number of shares of Company stock he or she holds, will appear in the Company's proxy statement for the 2011 Annual Meeting. If the proposal is included in the proxy statement, the Company may also include a statement that explains why the Company recommends that shareholders vote against the proposal.

If a proposal is included in the proxy statement, Rule 14a-8 also requires that the shareholder or his or her representative must attend the 2011 Annual Meeting to present the proposal in person at the meeting. The date and location of the Annual Meeting will be announced in the proxy materials that are sent or made available electronically to all shareholders. If the proposal is included and the shareholder does not attend, the proposal will not be presented at the meeting or voted upon, and we will be permitted to exclude any proposal from that shareholder for the next two years.

Should you require any additional information or if you would like to discuss this process further, please call me at (770) 384-2858.

Very truly yours,



Stacy S. Ingram
Senior Counsel, Corporate & Securities
The Home Depot, Inc.

Enclosure

cc: Jack VanWoerkom